SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549
		 Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  2 )*

     Westco Bancorp, Inc.          (Name of Issuer)

     Common Stock    (Title of Class of Securities)

     957504103    (CUSIP Number)

Check the following box if a fee is being paid with this statement
(   ).  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover pages shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following page(s))
Page 1 of 7 Pages


CUSIP No. 957504103                                         Page 2 of 7
		      13G

1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankmont Financial Corp.
     51-0275712

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                					 (a) (   )
 See Exhibit 1        (b) (   )

3  SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
    A Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5  SOLE VOTING POWER         1,800

6  SHARED VOTING POWER 	     240,660

7  SOLE DISPOSITIVE POWER    0

8  SHARED DISPOSITIVE POWER  0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      242,460

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       9.8%

12  TYPE OF REPORTING PERSON       HC

*SEE INSTRUCTION BEFORE FILLING OUT!

1(a)  NAME OF ISSUER:  Westco Bancorp, Inc.

1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           2121 S. Mannheim Road
           Westchester, IL  60154-4363

2(a)  NAME OF PERSON FILING:

	Bankmont Financial Corp.

2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:

	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

2(c)  PLACE OF ORGANIZATION OR CITIZENSHIP:

      A Delaware Corporation

2(d)  TITLE OF CLASS OF SECURITIES:

	  Common stock

2(e)  CUSIP NUMBER:

	  957504103

3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [  ]  Broker or dealer registered under section 15 of the Act.
(b) [X]  Bank as defined in section 3(a)(6) of the Act.
(c) [  ]  Insurance company as defined in section 3(a)(19) of the Act.
(d) [  ]  Investment company registered under section 8 of the
		Investment Company Act.
(e) [  ]  Investment adviser registered under section 203 of the
		Investment Advisers Act of 1940.
(f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Sec.240.13d-1(b)(1)(ii)(F).
(g) [X]  Parent holding company, in accordance with Sec.240.13d-
	   1(b)(ii)(G).
(h) [  ]  Group, in accordance with Sec.240.13d-1(b)(1)(ii)(H).

4  OWNERSHIP:

 (a)  Amount Beneficially Owned:  242,460

 (b)  Percent of Class:  9.8%

 (c)  Number of Shares as to Which Such Person has:

	(i) Sole power to vote or to direct the vote:  1,800

      (ii) Shared power to vote or to direct the vote:   240,660

     (iii) Sole power to dispose or to direct the disposition of:  0

     (iv)  Shared power to dispose or to direct the disposition of:  0

5 OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS: Not Applicable

6 OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
       See Exhibit 2


7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
	 Bankmont Financial Corp., a Parent Holding Company, filing under Rule 13d-1(b)(ii)(G) on behalf of the following subsidiary:

	  Harris Bankmont, Inc., a Parent Holding Company
	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

	  Harris Bank Palatine, N. A., a Bank
   50 North Brockway Street
   Palatine, IL  60678

8 NOT APPLICABLE

9 NOT APPLICABLE

10 CERTIFICATION:

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE: After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

    BANKMONT FINANCIAL CORP.

BY: (Alan G. McNally)
    Alan G. McNally
	  President


		      SCHEDULE 13G
		      Exhibit 1

Bankmont Financial Corp., a wholly-owned subsidiary of Bank of Montreal, owns Harris Bankmont, Inc. Harris Bank Palatine, N. A.
is a wholly-owned subsidiary of Harris Bankmont, Inc.

Pursuant to Rule 13-d(f)1(iii), Harris Bankmont, Inc. and Harris Bank Palatine, N. A. agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.

Date:  February 13, 1998

HARRIS BANKMONT, INC.


BY:  (Thomas R. Sizer)
  Thomas R. Sizer
  Secretary

HARRIS BANK PALATINE, N. A.


BY:   (Mary E. Rooney)
      Mary E. Rooney
    Executive Vice President
    and Senior Trust Officer

	   SCHEDULE 13G
	   Exhibit 2

In accordance with Rule 13d-4, Bankmont Financial Corp., its wholly -owned subsidiary Harris Bankmont, Inc. and its wholly-owned subsidiary Harris Bank Palatine, N. A. as Trustee, expressly disclaim beneficial ownership of the 240,660 Common Shares held by Harris
Bank Palatine, N. A. as Trustee of the First Federal Savings and Loan Association of Westchester Employee Stock Ownership Plan. (the "Shares" and the "Plans").

These Shares are reported on Cover Sheet page 2 and also on pages 4 through 6 of this Schedule 13G. Under terms of the Plan, as amended, the Trustee is to vote the allocated Shares held by the Plan in accordance with the instructions received from the Company or Plan participants and to dispose of the allocated Shares in connection with tender offers in accordance with directions received from Plans participants. If no voting instructions or invalid voting instructions are received with respect to allocated Shares, the Trustee is to vote such Shares in the same manner and in the same proportion as the allocated Shares with respect to which the Trustee received valid voting instructions are voted. With respect to allocated Shares, if no directions or invalid directions are received in connection with tendering Shares, the Trustee is to treat such allocated Shares as if participants instructed the Trustee not to dispose of such Shares. With respect to unallocated Shares, the Trustee is to vote such Shares, or dispose of such Shares in connection with tender offers, in the same manner and in the same proportion as the allocated Shares with respect to which the Trustee received valid voting instructions or directions are voted or disposed.

The actions and duties of the Trustee pursuant to the provisions of the Plan and the Trust, including but not limited to the provisions described above, are subject to the requirements of the Employee Retirement Income Security Act of 1974.

Harris Bank Palatine, N.A. does have sole power to vote 300 shares for the Charles and Nancy Kohl custodian account and 1500 shares for the Alvah
T. Martin Family custodian account. These shares are also reported on cover sheet page 2 and on pages 4 through 6 of this schedule 13G.